COOL COMPANY LTD - VESTING OF RESTRICTED STOCK UNITS TO PRIMARY INSIDERS AND MANDATORY NOTIFICATION OF TRADES December 2, 2024 London, UK – COOL COMPANY Ltd. (“CoolCo” or the “Company”) advised today that, pursuant to the Company’s Long-Term Incentive Program (the “LTIP”), certain outstanding restricted stock units (“RSUs”) awarded/authorized in 2022 and 2023 vested on November 29, 2024. Details of the vesting of RSUs to Primary Insiders are as follows: 1. Richard Tyrrell: 2,232 shares 2. Johannes Boots: 1,175 shares Following the aforementioned vesting of RSUs: • Richard Tyrrell holds 8,545 shares, 8,341 RSUs, and 371,227 Options in CoolCo following the vesting of abovementioned RSUs on November 29, 2024. • Johannes Boots holds 1,764 shares, 4,416 RSUs, and 123,742 Options in CoolCo following the vesting of abovementioned RSUs on November 29, 2024. Please see the enclosed forms for further details about the transactions. The Company anticipates that the shares underlying the vested RSUs will be issued to grantees on or after December 9, 2024. At such time, the number of issued shares in the Company will increase by 23,872 shares to a total number of issued shares of 53,726,718, with each share having a nominal value of USD 1.00. Full details of the LTIP are available in the Press Release issued on November 25, 2022, or in the Company’s 2023 Annual Report on Form 20-F as filed with the SEC. For more information, questions should be directed to: c/o Cool Company Ltd - +44 207 659 1111 / ir@coolcoltd.com Richard Tyrrell - Chief Executive Officer John Boots - Chief Financial Officer